UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )


                                Bisys Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $0.02
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    055472104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                January 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)

----------

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   055472104
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Ahmet H. Okumus

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of Turkey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     11,530,108

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     11,530,108

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,530,108

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.58%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

--------------------------------------------------------------------------------

CUSIP No.   055472104
            ---------------------

Item 1(a).  Name of Issuer:

            Bisys Group Inc.
            --------------------------------------------------------------------

      (b).  Address of Issuer's Principal Executive Offices:

            105 Eisenhower Parkway
            Roseland, NJ 07068
            --------------------------------------------------------------------

Item 2(a).  Names of Persons Filing:

            Ahmet H. Okumus
            --------------------------------------------------------------------

      (b).  Address of Principal Business Office, or if None, Residence:

            850 Third Avenue, 10th Floor
            New York, New York 10022
            --------------------------------------------------------------------

      (c).  Citizenship:

            Ahmet H. Okumus - Republic of Turkey
            --------------------------------------------------------------------

      (d).  Title of Class of Securities:

            Common Stock, par value $0.02 (the "Common Stock")
            --------------------------------------------------------------------

      (e).  CUSIP Number:

            055472104
            --------------------------------------------------------------------

Item 3. If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

     (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [_]  An investment adviser in accordance with s.240.13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with s.240.13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [_]  Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

         Ahmet H. Okumus - 11,530,108
         -----------------------------------------------------------------------

     (b) Percent of class:

         Ahmet H. Okumus - 9.58%
         -----------------------------------------------------------------------

     (c) Number of shares as to which the person has:

         Ahmet H. Okumus

         (i)   Sole power to vote or to direct the vote                    0
                                                                 --------------,

         (ii)  Shared power to vote or to direct the vote         11,530,108
                                                                 --------------,

         (iii) Sole power to dispose or to direct the
               disposition of                                              0
                                                                 --------------,

         (iv)  Shared power to dispose or to direct the
               disposition of                                     11,530,108
                                                                 --------------.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Not applicable.
         -----------------------------------------------------------------------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         The shares of Common Stock the Company are also beneficially owned by
         (a) (i) Okumus Opportunity Fund, Ltd., (ii) Okumus Technology Value Fund, Ltd., (iii) Okumus Leveraged Opportunity Fund, Ltd. (iv) Okumus Long Only Fund, Ltd. and (v) Okumus Diversified Value Fund, Ltd., all of which are international business companies incorporated in the British Virgin Islands, for which Okumus Capital, LLC, a Delaware limited liability company ("OC") of which Ahmet H. Okumus ("Okumus") is the managing member, serves as the investment manager; (b) Okumus Opportunity Partners, L.P. and Okumus Long Only Partners, L.P., each a Delaware limited partnership, for which Okumus Advisors, LLC, a Delaware limited liability company of which Okumus is the managing member, serves as general partner and investment advisor; (c) Okumus Technology Value Partners, L.P., a Delaware limited partnership, for which Okumus Technology Advisors, LLC, a Delaware limited liability company of which Okumus is the managing member, serves as general partner and investment advisor; and (d) Okumus Diversified Value Partners, L.P., a Delaware limited partnership, for which Okumus Diversified Advisors, LLC, a Delaware limited liability company of which Okumus is the managing member, serves as general partner and investment advisor. In addition, OC manages, on a discretionary basis, separate accounts.

         The Reporting Person and all of the foregoing entities affirmatively disclaim being a "group" for purposes of Section 16 of the Securities Exchange Act of 1934, as amended.
         -----------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable.
         -----------------------------------------------------------------------

Item 8.  Identification  and  Classification  of Members of the Group.

         Not applicable.
         -----------------------------------------------------------------------

Item 9.  Notice of Dissolution of Group.

         Not applicable.
         -----------------------------------------------------------------------

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 12, 2007

                                                     /s/ Ahmet H. Okumus# **
                                                     -----------------------
                                                         Ahmet H. Okumus



#  The Reporting Person affirmatively disclaims being a "group" for purposes of
   Section 16 of the Securities Exchange Act of 1934, as amended, with any of Of the entities identified in Item 6 above.

** The Reporting Persons disclaim beneficial ownership in the Common Stock, except to the extent of their pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).





SK 21952 0001 745657